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                                                                     Exhibit 4.1

December 30, 1999

Name
Address
Address

To:  All holders of
     Convertible Notes of
     American TeleSource International, Inc. ("ATSI" or "the Company") Issued March 17, 1997

Dear NAME:

     According to your records, you are the holder of $25,000 of Convertible Notes of ATSI which are scheduled to mature on March 17, 2000. On that date, the principal and accrued interest since the date of issuance is scheduled to be paid to you.

     The Board of Directors of ATSI has agreed to offer you the following opportunities in lieu of receiving the cash payment due you on the scheduled maturity date:

     a.) The right to convert outstanding warrants to purchase the common stock of ATSI held by you against the outstanding amounts owed to you by ATSI; and

     b) The right to convert any remaining outstanding principal and interest owed to you, after exercising your rights under a) above, into common stock of ATSI.

The above-mentioned transactions would take place effective January 31, 2000.
As of that date, our records indicate that the total principal and interest owed you under the Convertible Note(s) will total $33,076.

     The price at which your balance would be converted under b) above will equal a 20% discount to the average closing price during the ten trading days up through, and including, January 31, 2000.

     This offer represents a private offering of securities by ATSI, and we have therefore enclosed with this letter a Confidential Information Memorandum which should be reviewed by you prior to making your decision regarding the opportunity being presented to you. A subscription agreement has also been included which must be completed by anyone deciding to exercise his option under
b) above. Any stock received as a result of exercising option a) above will be freely tradable as the stock underlying outstanding options has been registered. The common stock under b) above will not be registered, and may not be traded except pursuant to Rule 144 (or other exemption from registration that may be available to you). Rule 144 generally requires you to hold the stock for at least one year before it may be sold. After one

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year, the stock may be sold in a "qualified brokers transaction," as defined in
Rule 144; after two years, the stock may be sold free from restrictions.

     This offer is being made to all Convertible Noteholders as a class. Your rights under a) and b) may be exercised individually, and are not subject to action as a group. Your rights under a) and b) above must be exercised in full should you choose to do so; partial exercises will not be allowed. The option to exercise your rights under a) and b) above must be received by the Company by January 17, 2000. A form has been attached for you to indicate your decision to exercise, or not exercise, your rights.

     The Company encourages each Convertible Noteholder to exercise his rights
under a) and b) above.   Funds will be raised externally in order to pay
Convertible Noteholders who do not exercise their rights per this letter. Each Convertible Noteholder is encouraged to call Doug Saathoff, ATSI CFO, at (210) 547-1029 in order to discuss the proposed transaction.

Sincerely,
AMERICAN TELESOURCE INTERNATIONAL, INC.